

LEAFWIRE, INC.
A Delaware Corporation

Financial Statements
(Unaudited)

December 31, 2021 and December 31, 2020

LEAFWIRE, INC.
Years Ended December 31, 2021 and 2020

Table of Contents

Financial Statements

LEAFWIRE, INC.
BALANCE SHEET
December 31, 2021 and December 31, 2020
(unaudited)

(Unaudited)	**2021**	**2020**
Assets		
Current Assets		
Cash and Cash Equivalents	$ 30,448	$ 125,657
Accounts Receivable, net	150,104	65,389
Prepaid Expenses	8,407	5,860
Total Current Assets	188,959	196,906
Total Assets	$ 188,959	$ 196,906
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts Payable	-	19,897
Accounts Payable - Related Parties	160,000	64,750
Accrued Interest	124,869	24,118
Total Current Liabilities	284,869	108,765
PPP Loan	41,750	41,750
Convertible Notes Payable, net	1,083,914	490,680
Total Liabilities	$ 1,410,533	$ 641,195
Stockholders' Equity		
Preferred stock, 5,475 and 5,475 shares issued and outstanding at December 31, 2020 and 2019, respectively	5	5
Common Stock Series A, 13,228 and 13,228 shares issued and outstanding at December 31, 2020 and 2019, respectively	13	13
Common Stock Series B, 1,750 and 1,750 shares issued and outstanding at December 31, 2020 and 2019, respectively	2	2
Common Stock Series C, 3,502 and 3,132 shares issued and outstanding at December 31, 2020 and 2019, respectively	3	3
Additional Paid-in Capital	1,262,223	1,262,223
Accumulated Deficit	(2,483,819)	(1,706,535)
Total Stockholders' Equity	(1,221,573)	(444,289)
Total Liabilities and Stockholders' Equity	$ 188,959	$ 196,906

LEAFWIRE, INC.

STATEMENT OF OPERATIONS
For the Years Ended December 31, 2021 and 2020
(unaudited)

(Unaudited)	2021	2020
Revenue		
Advertising	$ 285,657	$ 166,114
Subscriptions	53,244	74,592
Total Revenue	338,901	240,707
Cost of Services	133,615	30,488
Gross Profit	**205,287**	**210,218**
Operating Expenses		
Payroll and Payroll Related Expenses	258,442	201,020
Advertising and Marketing	95,760	90,791
Computer and Software	452,925	259,110
General and Administrative	38,975	32,257
Contractors	16,974	32,502
Legal and Professional Fees	5,125	15,286
Insurance	19,076	13,157
Commissions	22,711	34,000
Equity Compensation Expense	-	1,773
Rent	-	-
Total Operating Expenses	**909,988**	**679,896**
Income (Loss) from Operations	(704,702)	(469,677)
Other Expense		
Interest Expense	100,751	22,194
Net Loss before Income Taxes	(805,453)	(491,871)
Other Income	28,169	-
Net Loss	**$ (777,284)**	**$ (491,871)**

LEAFWIRE, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2021 and 2020
(unaudited)

(Unaudited)	Leafwire LLC		Leafwire, Inc.										
	Members' Equity		Preferred Stock		Common Stock A		Common Stock B		Common Stock C		APIC	Retained Earnings	Total Shareholder's Equity
	Units	$ Amount	Shares	$ Amount	Shares	$ Amount	Shares	$ Amount	Shares	$ Amount			
Balance at December 31, 2017	2,867	$ 5,528	-	$ -	-	$ -	-	$ -	-	$ -	$ -		$ 5,528
Issuance of Units for Cash	9,361	554,340	-	-	-	-	-	-	-	-	-	-	554,340
Issuance of Units for Services	5,882	31,739	-	-	-	-	-	-	-	-	-	-	31,739
Net Income / (Loss)	-	(550,718)	-	-	-	-	-	-	-	-	-	-	(550,718)
Balance at December 31, 2018	18,110	$ 40,889	-	$ -	-	$ -	-	$ -	-	$ -	$ -	$ -	$ 40,889
Issuance of Units for Cash	2,823	125,000	-	-	-	-	-	-	-	-	-	-	125,000
Issuance of Units for Services	-	-	-	-	-	-	-	-	-	-	-	-	-
Vesting of Units	-	4,394	-	-	-	-	-	-	-	-	-	-	4,394
Conversion from LLC to C-Corp	(20,933)	(170,283)	2,823	3	13,228	13	1,750	2	3,132	3	800,452	(630,190)	-
Issuance of Shares for Cash	-	-	2,652	3	-	-	-	-	-	-	459,997	-	460,000
Vesting of Shares	-	-	-	-	-	-	-	-	-	-	-	-	-
Net Income / (Loss)	-	-	-	-	-	-	-	-	-	-	-	(584,474)	(584,474)
Balance at December 31, 2019	-	$ -	5,475	$ 6	13,228	$ 13	1,750	$ 2	3,132	$ 3	1,260,449	$ (1,214,664)	$ 45,809
Issuance of Shares for Cash	-	-	-	-	-	-	-	-	-	-	-	-	-
Vesting of Shares	-	-	-	-	-	-	-	-	370	-	1,773	-	1,773
Net Income / (Loss)	-	-	-	-	-	-	-	-	-	-	-	(491,871)	(491,871)
Balance at December 31, 2020	-	$ -	5,475	$ 6	13,228	$ 13	1,750	$ 2	3,502	$ 3	1,262,222	(1,706,535)	$ (444,289)
Issuance of Shares for Cash	-	-	-	-	-	-	-	-	-	-	-	-	-
Vesting of Shares	-	-	-	-	-	-	-	-	-	-	-	-	-
Net Income / (Loss)	-	-	-	-	-	-	-	-	-	-	-	(777,284)	(777,284)
Balance at December 31, 2021	-	$ -	5,475	$ 6	13,228	$ 13	1,750	$ 2	3,502	$ 3	1,262,222	(2,483,819)	$ (1,221,573)

LEAFWIRE, INC.
STATEMENT OF CASH FLOW
For the Years Ended December 31, 2021 and 2020
(unaudited)

(Unaudited)	**2021**	**2020**
Cash Flows from Operating Activities		
Net Loss	$ (777,284)	$ (491,871)
Adjustments to reconcile net loss to net cash		
used by operating activities:		
Equity based compensation	-	1,773
Changes in operating assets and liabilites:		
Account Receivable	(84,716)	(59,839)
Prepaid Expenses	(2,547)	(5,860)
Accounts Payable	(19,897)	12,282
Accounts Payable - related parties	-	(32,809)
Accrued Payroll and related costs	95,250	64,750
Accrued Interest	100,751	22,194
Net Cash Used by Operating Activities	**(688,442)**	**(489,380)**
Cash Flows from Financing Activities		
PPP Loan	-	41,750
Proceeds from the issuance of membership units	-	-
Proceeds from issuance of preferred stock	-	-
Proceeds from the issuance of convertible notes	593,234	210,000
Net cash provided by financing activities	**593,234**	**251,750**
Net increase in cash and cash equivalents	(95,208)	(237,630)
Cash and cash equivalents, beginning	125,657	363,287
Cash and cash equivalents, ending	**$ 30,448**	**$ 125,657**
Noncash transactions:		
Conversion of membership units to stock	$ -	$ -

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Leafwire, Inc. ("the Company") was incorporated on July 30, 2019 under the laws of the State of Delaware and is headquartered in Denver, Colorado. The Company was originally formed as Leafwire, LLC, a limited liability company, which organized on September 21, 2016, and subsequently converted to a C-corporation on July 30, 2019. The Company provides a website that functions as a business network for cannabis, connecting individuals, prospective job seekers, and other potential stakeholders with business opportunities in the cannabis industry.

Subsequent Events

The Company has evaluated subsequent events through April 29, 2022, the date these financial statements were available to be issued. At the end of 2021 the Company raised $50,000 through a second convertible note raise with the same terms as the first convertible note raise. At the start of 2022, a third convertible note raise was initiated under which $150,000 has been raised to date.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $2,483,819 which, among other factors, creates risk about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product and services, and its ability to generate positive operational cash flow.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures or fund its operations. As a result, the Company may be required to significantly reduce, reorganize, discontinue or shut down its operations. The financial statements do not include any adjustments that might result from this uncertainty.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company accrues for loss contingencies associated with outstanding litigation, claims and assessments for which management has determined it is probable that a loss contingency exists, and the amount of loss can be reasonably estimated. Costs for professional services associated with litigation claims are expensed as incurred. As of December 31, 2021 and 2020, the Company has not accrued or incurred any amounts for litigation matters.

<u>Contingencies</u>

A novel strain of coronavirus, or COVID-19, has spread throughout Asia, Europe and the United States, and has been declared to be a pandemic by the World Health Organization. Our business plans have not been significantly impacted by the COVID-19 outbreak. However, we cannot at this time predict the specific extent, duration, or full impact that the COVID-19 outbreak will have on our financial condition, operations, and business plans for 2021. Our operations have adapted social distancing and cleanliness standards and we may experience delays in anticipated timelines and milestones.

NOTE 4 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2021 and 2020, the Company had transaction with a related party including $452,925 and $287,618, respectively, that the Company paid to Ceylon Solutions LLC, a development tech company in Sri Lanka owned by board members of the Company, to build new features for the Company's platform and website.

NOTE 5 – CONVERTIBLE NOTES PAYABLE

During the years ended December 31, 2021 and 2020, the Company issued convertible promissory notes for cash proceeds of $593,234 and $210,000, respectively. The notes are all convertible into preferred or common shares of the Company, carry interest at 6% per annum, and mature two years from issuance.

Future minimum principal payments, including notes issued subsequent to the year ended December 31, 2021, are as follows for the years ended December 31:

2022	$	490,680
2023		543,234
2024		200,000
2025		-
	$	1,233,914

The Company extended the convertible note maturity date by 1 year for debt maturing in November 2021 to November 2022.

The Company recognized interest expense of $100,751 and $22,194 during the years ended December 31, 2021 and 2020, respectively.

NOTE 6 – CONCENTRATIONS

At December 31, 2021, 57% of accounts receivable was due from three customers. At December 31, 2020, 41% of accounts receivable was due from three customers. For the years ended December 31, 2021 and 2020, approximately 12.9% and 8.3% of revenue were derived from one and two customers, respectively.



LEAFWIRE, INC.
A Delaware Corporation

COMPANY CERTIFIED FINANCIALS

Financial Statements
(Unaudited)

December 31, 2021 and December 31, 2020

I, Scott Wollaston, certify that the financial statements of Leafwire, Inc. as of 12/31/21 included in this form are true and complete in all material respects.

Scott Wollaston

Scott Wollaston
CFO
Leafwire, Inc.
4/25/22